SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

(Amendment No. 2)

Ambow Education Holding Ltd.

(Name of Issuer)

Class A Ordinary Shares & American Depositary Shares (ADS)**

(Title of Class of Securities)

02322P101

(CUSIP Number)

Rajindar Singh

Baring Private Equity Asia V Holding (4) Limited

112 Robinson Road #11-03

Singapore 069802

(65) 6593-3710

with copies to:

Patrick Cordes

Baring Private Equity Asia Limited

3801 Two International Finance Centre

8 Finance Street

Central, Hong Kong

(Facsimile) (852) 2843-9372

Anthony Root & Edward Sun, Esq.

Milbank, Tweed, Hadley & McCloy LLP

79 Jianguo Road, Chaoyang District

Units 05-06, 15th Floor, Tower 2

Beijing China

(86) 10-5969-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	Each American Depositary Share represents two (2) Class A Ordinary Shares, par value US$0.0001 per share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baring Private Equity Asia V Holding (4) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,500,000[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,500,000[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,500,000[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Baring Private Equity Asia V Holding (4) Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Campus Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,025,408[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,025,408[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,025,408[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%[3]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	All such shares are directly owned by Campus Holdings Limited.
[2]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[3]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Baring Asia Private Equity Fund V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,525,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,525,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,525,408[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Baring Asia Private Equity Fund V Co-Investment L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,525,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,525,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,525,408[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baring Private Equity Asia GP V, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,525,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,525,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,525,408[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Baring Private Equity Asia GP V Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,525,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,525,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,525,408[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

SCHEDULE 13D

CUSIP No. 02322P101

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jean Eric Salata
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Chile
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,525,408
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,525,408
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,525,408[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.1%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[1]	Represents aggregate amount of Class A Ordinary Shares beneficially owned by each Reporting Person assuming each ADS represents two Class A Ordinary Shares.
[2]	Assumes conversion of all Class B Ordinary Shares into the same number of Class A Ordinary Shares.

Item 1. Security and Issuer

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Class A Ordinary Shares, par value US$0.0001 (Class A Shares) and the ADSs of Ambow Education Holding Ltd. (the Issuer), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the SEC) on November 15, 2011, as amended by Amendment No.1 filed with the SEC on December 5, 2011 (the Schedule 13D), on behalf of Baring Private Equity Asia V Holding (4) Limited, Campus Holdings Limited, The Baring Asia Private Equity Fund V, L.P., The Baring Asia Private Equity Fund V Co-Investment L.P., Baring Private Equity Asia GP V, L.P., Baring Private Equity Asia GP V Limited and Jean Eric Salata (the Reporting Persons), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This statement on Schedule 13D is being jointly filed by the following persons:

(i)	Baring Private Equity Asia V Holding (4) Limited (Baring (4)), a limited liability company incorporated under the law of the British Virgin Island;

(ii)	Campus Holdings Limited (Campus), a limited liability company incorporated under the law of the British Virgin Islands;

(iii)	The Baring Asia Private Equity Fund V, L.P. (Baring LP), a Cayman Islands limited partnership, as a joint shareholder of Campus;

(iv)	The Baring Asia Private Equity Fund V Co-Investment L.P. (Baring Co), a Cayman Islands limited partnership, as a joint shareholder of Campus;

(v)	Baring Private Equity Asia GP V, L.P. (Baring GP), a Cayman Islands limited partnership, as the general partner of Baring LP and Baring Co;

(vi)	Baring Private Equity Asia GP V Limited (Baring Limited), a Cayman Islands limited company, as the general partner of Baring GP; and

(vii)	Jean Eric Salata, as the sole shareholder of Baring Limited.

Baring (4) has its principal office at Columbus Centre, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. Campus has its principal office at Columbus Centre, 2nd Floor, Suite 210, Road Town, Tortola, British Virgin Islands. Baring LP, Baring Co, Baring GP and Baring Limited have their principal office at PO Box 309, Ugland House Grand Cayman, KY 1-1104, Cayman Islands. Jean Eric Salata’s principal office is at 3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong. The principal business of Baring (4) is investing in securities. The principal business of Campus is investing in securities. Baring LP and Baring Co, as the joint shareholders of Baring (4) and Campus, act through their general partner Baring GP, which in turn acts through its general partner Baring Limited. The principal business of Baring LP, Baring Co, Baring GP and Baring Limited is investment activities. Jean Eric Salata is the sole shareholder of Baring Limited and disclaims beneficial ownership of the investment by Baring (4) and Campus except to the extent of his economic interest. Jean Eric Salata’s current principal occupation is acting as an investment advisor.

The directors and executive officers of Baring (4), Campus and Baring Limited are set forth on Schedule I attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)	citizenship.

During the last five years, none of the Reporting Persons or any person named in Schedule I, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On November 9, 2011 and November 10, 2011, Campus executed a series of share purchase agreements (the Purchase Agreements) pursuant to which it purchased an aggregate of 6,041,631 Class A Shares of the Issuer from third parties who are not affiliates of Campus in privately negotiated transactions for an aggregate consideration of $24,921,727.88.

Subsequently, on December 2, 2011 and December 5, 2011, Campus executed additional share purchase agreements (the Subsequent Purchase Agreements) pursuant to which it purchased an aggregate of 5,375,399 Class A Shares of the Issuer from third parties who are not affiliates of Campus in privately negotiated transactions for an aggregate consideration of $23,248,600.68.

Additionally, between November 21, 2011 and January 25, 2012, Campus has purchased an aggregate of 304,189 ADSs, representing 608,378 Class A Shares, of the Issuer in open market transactions (Open Market Transactions) for an aggregate consideration of $2,122,517.46 (including commission). The following table sets forth all Open Market Transactions by Campus with respect to ADSs of the Issuer:

Name of Purchaser	Date of Transaction	Amount of ADSs	Price per Share(US$)
Campus	November 21, 2011	10,900	7.2190
Campus	November 22, 2011	11,000	6.9298
Campus	November 23, 2011	8,501	6.8128
Campus	November 25, 2011	8,541	6.9119
Campus	November 28, 2011	11,000	6.9828
Campus	November 29, 2011	8,200	6.9035
Campus	November 30, 2011	8,500	6.8068
Campus	December 2, 2011	31,599	6.9800
Campus	December 5, 2011	8,900	7.1240
Campus	December 6, 2011	8,600	7.0056
Campus	December 7, 2011	8,200	6.8763
Campus	December 8, 2011	6,840	6.5976
Campus	December 9, 2011	8,654	6.8682
Campus	December 12, 2011	7,600	6.5270
Campus	December 13, 2011	9,000	6.4879
Campus	December 14, 2011	9,957	6.5927
Campus	December 15, 2011	7,420	6.8393
Campus	December 16, 2011	6,408	6.7552
Campus	December 19, 2011	6,299	6.8761
Campus	December 20, 2011	200	7.0000
Campus	December 21, 2011	4,525	6.9910
Campus	December 22, 2011	4,027	6.9606
Campus	December 23, 2011	2,010	6.8163
Campus	December 27, 2011	8,100	6.9436
Campus	December 29, 2011	5,000	6.9923
Campus	December 30, 2011	4,800	6.9550
Campus	January 3, 2012	6,311	7.0363
Campus	January 4, 2012	7,400	6.9955
Campus	January 6, 2012	5,804	6.9988
Campus	January 9, 2012	6,700	6.9973
Campus	January 10, 2012	6,000	7.0000
Campus	January 11, 2012	1,300	7.0000
Campus	January 12, 2012	1,193	6.9967
Campus	January 13, 2012	4,100	7.0016
Campus	January 17, 2012	3,600	7.0103
Campus	January 18, 2012	3,400	7.0234
Campus	January 19, 2012	4,500	7.0344
Campus	January 20, 2012	4,800	7.2356
Campus	January 23, 2012	4,000	7.1935
Campus	January 24, 2012	25,000	7.2000
Campus	January 25, 2012	5,300	7.3500

The consideration payable by Campus under the Purchase Agreements, the Subsequent Purchase Agreements, and the Open Market Transactions was funded from the working capital of Campus which was previously injected from its shareholder, Baring LP.

On March 15, 2012, Baring (4) purchased an aggregate of 750,000 ADSs, representing 1,500,000 Class A Shares, of the Issuer in the open market at the consideration of $5,647,500 (including commission). The consideration payable by Baring (4) under such transaction was funded from the working capital of Baring (4), which was previously injected from its shareholder, Baring LP.

Item 4. Purpose of the Transaction

The first paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Baring (4) intends to hold the Class A Shares solely for investment purposes. Campus intends to hold the Class A Shares solely for investment purposes. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals that relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of Schedule 13D. However, Baring (4) and Campus reserve the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence and in accordance with the terms, conditions and restrictions of the Participation Agreement, Baring (4) and Campus reserve the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, the Issuer Securities), in the open market, in privately negotiated transactions or otherwise, (ii) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (iii) cause Issuer Securities to be distributed in kind to its investors, and (iv) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which Baring Limited and/or its affiliates may be proposed as acquirors), or (B) other changes to the Issuer’s business or structure.

Item 5. Interest in Securities of the Issuer

Subsection (a) and (b) of Item 5 of the Schedule 13D are amended and restated in their entirety as follows:

(a) and (b) Baring (4) directly owns 1,500,000 Class A Shares, which represents approximately 1.0% of the outstanding Class A Shares of the Issuer and has sole voting power and sole disposition power with respect to such shares. Campus directly owns 12,025,408 Class A Shares, which represents approximately 8.1% of the outstanding Class A Shares of the Issuer and has sole voting power and sole disposition power with respect to such shares. Baring LP and Baring Co as the joint shareholders of Baring (4) and Campus, may be deemed to have acquired beneficial ownership of an aggregate of 13,525,408 Class A Shares, consisting of 1,500,000 Class A Shares owned by Baring (4) and 12,025,408 Class A Shares owned by Campus, which represents in the aggregate approximately 9.1% of the outstanding Class A Shares of the Issuer, and have shared voting power and shared disposition power with respect to such shares. Baring Limited, as the general partner of Baring GP, and Baring GP, which in turn acts as the general partner of Baring LP and Baring Co, each may be deemed to have acquired beneficial ownership of an aggregate of 13,525,408 Class A Shares, consisting of 1,500,000 Class A Shares owned by Baring (4) and 12,025,408 Class A Shares owned by Campus, which represents in the aggregate approximately 9.1% of the outstanding Class A Shares of the Issuer, and have shared voting power and shared disposition power with respect to such shares. Jean Eric Salata, as the sole shareholder of Baring Limited may be deemed to have acquired beneficial ownership of an aggregate of 13,525,408 Class A Shares, consisting of 1,500,000 Class A Shares owned by Baring (4) and 12,025,408 Class A Shares owned by Campus, which represents in the aggregate approximately 9.1% of the outstanding Class A Shares of the Issuer, and has shared voting power and shared disposition power with respect to such shares.

Pursuant to Rule 13d-3(d)(1), all outstanding Class B Shares (which are convertible into Class A Shares) were deemed to be converted for the purposes of calculating the total amount of outstanding Class A Shares and percentages of the Class A Shares owned by such person. Consequently, all Class A Share amounts and percentages have been determined by including the outstanding Class B Shares.

The Cover Pages of this Schedule 13D are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by replacing Exhibit 7.01 with the following:

Exhibit 7.01	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2012

Baring Private Equity Asia V Holding (4) Limited

By:	/s/ Rajindar Singh
Name: Rajindar Singh
Title: Director

Campus Holdings Limited

By:	/s/ Rajindar Singh
Name: Rajindar Singh
Title: Director

The Baring Asia Private Equity Fund V, L.P.

By: Baring Private Equity Asia GP V, L.P. acting as its general partner

By: Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang
Name: Christian Wang
Title: Director

The Baring Asia Private Equity Fund V Co-Investment L.P.

By: Baring Private Equity Asia GP V, L.P. acting as its general partner

By: Baring Private Equity Asia GP V Limited acting as its general partner

By:	/s/ Christian Wang
Name: Christian Wang
Title: Director

Baring Private Equity Asia GP V, L.P.

By:	/s/ Christian Wang
Name: Christian Wang
Title: Director

Baring Private Equity Asia GP V Limited

By:	/s/ Ramesh Awatersing
Name: Ramesh Awatersing
Title: Director

/s/ Jean Eric Salata
Jean Eric Salata

Schedule I

Baring Private Equity Asia GP V Limited

The name and present principal occupation of each of the of the directors and officers of Baring Private Equity Asia GP V Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Jean Eric Salata	Investment Advisor	Chile	3801 Two International Finance Centre, 8 Finance Street, Central, Hong Kong

Tek Yok Hua	Administration	Singapore	2 Battery Road #23-01, Maybank Tower, 049907, Singapore

Ramesh Awatersing	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius

Christian Wang Yuen	Administration	Mauritius	355, NeXTeracom Tower 1, 3 Floor, Cybercity, Ebene, Mauritius

Campus Holdings Limited

The name and present principal occupation of each of the directors and officers of Campus Holdings Limited are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Rajndar Singh	Administration	Singapore	112 Robinson Road, #11-03, 068902, Singapore

Agnes Chen Meiyun	Administration	Singapore	112 Robinson Road, #11-03, 068902, Singapore

Baring Private Equity Asia V Holding (4)

The name and present principal occupation of each of the directors and officers of Baring Private Equity Asia V Holding (4) are set forth below.

Name	Principal Occupation	Country of citizenship	Principal Business Address
Rajndar Singh	Administration	Singapore	112 Robinson Road, #11-03, 068902, Singapore

Agnes Chen Meiyun	Administration	Singapore	112 Robinson Road, #11-03, 068902, Singapore